Mail Stop 4720

September 23, 2009

Mr. Norman L. Frohreich
President and CEO.
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

> **Re: FullCircle Registry, Inc.**
> **Amendment Number 2 to Registration Statement on Form S-1**
> **Filed August 28, 2009**
> **File No. 333-152062**

Dear Mr. Frohreich:

We have reviewed your amendment and response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note you have not registered the common stock into which the preferred stock is convertible for resale and that such conversion may not occur for at least two years. Please tell us supplementally whether you intend to register the common stock in a future registration statement.

2. We note your response to Comment 3. Please remove your reference to "reports by market research firms" as it does not appear that you relied on any such reports or advise us.

3. Please include a description of your capital stock as requested by Item 9 of Form S-1 and Item 202(a) of Regulation S-K. In addition, the instruments defining the rights of the preferred shareholders should be filed as exhibits as requested by Item 601 of Regulation S-K.

4. Please include the undertakings requested by Item 512(a) of Regulation S-K as requested by Item 17 of Form S-1.

5. We note your response to Comment 4. Please expand your disclosure to provide further analysis as to how the specific factors you discuss on pages 30 and 31 will allow the Company to double revenues. In addition, in light of the substantial assumptions and risks involved in your proposed business, please consider removing your disclosure that estimates of doubling insurance revenues are conservative.

Cover Page

6. We reissue Comment 8. Please revise the disclosure on your cover page to delete the reference to "acceptance by the Securities and Exchange Commission."

7. We reissue Comment 9. Clearly state on your cover page that this is a best efforts offering and that there is no minimum amount of securities that must be sold in the offering.

8. We reissue comment 10. Please revise the table on your cover page to reflect the aggregate minimum amount of the offering as well as the maximum amount as requested by Item 501(a)(3) of Regulation S-K.

9. We note the disclosure in your section entitled "Market for Common Equity and Related Stockholder Matters." Please revise the first sentence to indicate there is no market for the preferred stock or the common stock into which the preferred stock is convertible.

10. According to the discussion under "Market for Preferred Stock" on page 13, class B preferred stock may not be resold or traded to another person or entity. Please revise the cover page disclosure accordingly.

11. Please clarify what you mean by the statement "subscriptions will be accepted on a rolling basis."

12. The disclosure in the penultimate sentence of the first paragraph appears to be contradictory. You state certificates "will be issued within 90 days receipt (sic) of funds…" and "distributed promptly after a subscription is accepted and "good funds" are received…." Please revise or advise.

Prospectus Summary, page 5

13. We note your response to Comment 14 and reissue the comment in part. Please revise the revenue projections for your businesses to include projections for financial terms such as net income (loss) and earnings (loss) per share over the same time periods to provide a balanced discussion of your potential financial results.

14. We note the discussion on page 5 relative to your plans once an agency is acquired. Please clarify the extent to which a targeted agency's lack of product sales within the FullCircle wheel of products is a required criteria for a potential acquisition.

15. We note your response to Comment 19. Please revise your disclosure to identify the "Tier 1" countries you are referring to on page 7 in relation to your "Shop the World" program.

16. We note your response to Comment 20 and reissue the comment in part. Please file your agreement with the call center or tell us why you have not done so. We may have additional comments.

17. We note your response to Comment 24 and that you have filed your agreement with Acap Security, Inc. as Exhibit 10.2 to your amendment. Please revise your disclosure to describe the material terms of the agreement including how revenue and fees are shared between the parties to the contract, exclusivity provisions, and term and termination provisions.

   In addition, we note that Exhibit 10.2 refers to a "non-disclosure agreement" which is "to be attached." Please ensure that you have filed the complete agreement as an exhibit, including all exhibits, appendices, and schedules to the agreement.

18. We note your response to Comment 25 and that you have filed your MISO agreement with PinPay as Exhibit 10.3 to your amendment. Please revise your disclosure to describe the material terms of the agreement including how revenue and fees are shared between the parties to the contract, exclusivity provisions, and term and termination provisions.

   In addition, we note that Exhibit 10.3 refers to a "MISO Service Fee Schedule" included in Schedule A to your agreement. However, your agreement does not appear to include this Schedule. Please ensure that you have filed the complete agreement as an exhibit, including all exhibits, appendices, and schedules to the agreement.

19. We note your response to Comment 26 and that you have removed reference to Western Union. However, you have not provided your basis for the statement on page 9 that the transfer of money would cost less with your PinPay card than with existing money transfer systems. Please revise your disclosure to include your basis for this statement.

Insurance agents and agencies, page 8

20. We note the reference to a prescription service that you expect to be the largest source of your income. We also note the statement that you "are currently negotiating with potential candidates. For competitive reasons we do not wish to disclose any back office activities during the negotiation process." We do not understand what you mean by this statement and how the statement pertains to a prescription service you plan to offer. Please revise or advise. We may have additional comments.

Web Marketing, page 9

21. Please clarify what you mean by the term "ailment-specific help for prescription assistance."

22. Please tell us the basis for your belief that you "would be the only organization offering ailment-specific help for prescription assistance." In this regard, we note the various medically-related websites on the internet. We may have additional comments.

Reduction of Debt, page 12

23. Please revise the discussion to clarify that the $350,000 allocated to reduce indebtedness will occur only if all of the securities covered by the registration statement are sold. Include a cross reference to the use of proceeds discussion on page 21 for information relative to how proceeds will be allocated in light of various amounts of offering proceeds.

Use of Proceeds, page 13

24. Please expand the discussion to indicate that the $1 million in proceeds may occur only if all of the preferred shares offered are sold. In addition, please expand the discussion to indicate that the offering could be terminated after only $50,000 of preferred shares are sold.

Plan of Distribution, page 13

25. Please expand the discussion to indicate the minimum purchase for each investor is 50,000 shares.

26. We note the reference to an escrow agreement. Please file the agreement as an exhibit.

27. Please reconcile your references to an escrow agreement with the statement under "Procedures for Subscribing" on page 23 that "once we accept subscriptions, the funds will be deposited into an account maintained by us and be immediately available to us." We may have additional comments.

Risk Factors, page 15

28. Please provide a risk factor which highlights that your financial statements have been prepared on a going concern basis and which notes the related risks. In particular, we note disclosure in the report of your Independent Registered Public Accountant that indicates that recurring losses from operations and net capital deficiency raise substantial doubt about the company's ability to continue as a going concern. This specific risk and the expressed opinion of your independent accountant should be reflected in a separate risk factor.

29. We note your response to Comment 32 and the revisions to your risk factor at page 16. Please revise your risk factor to include the operating losses for the two most recent years as requested in our comment. In addition, please quantify the extent to which liabilities exceed assets by identifying the amount of your current liabilities and current assets.

"There is no operational history of our Company…," page 15

30. We note your response to Comment 33 and the additional disclosure you have provided at page 7 in relation to your AMPO database. However, your revised disclosure does not clarify how or why you took possession of the database when AMPO II ceased operation. Please expand your disclosure to clarify.

In addition, please discuss the services that were to be provided under the "GE Wellness Contract" and how the database was to be used. Please also identify what you paid for 50% of AMPO II's stock.

"There is extensive competition in the insurance marketplace…," page 16

31. We note your response to Comment 37 and reissue the comment. Please identify the "principal competitors in the insurance industry" to which you refer.

32. Please consider removing reference to the major accounting firm and major brokerage firm in your risk factor in light of the early stage of your Company's proposed business. In addition, please consider revising your disclosure to remove references to keyword searches on Google since it is unclear how website search results relate to the competitive conditions for your proposed business.

"The Company currently has an approximately $7.3 million operating loss…," page 16

33. Please separate the discussion of the possible inadequacy of offering proceeds into a separate risk factor with its own risk factor heading. The risk factor should address the fact that since there is no minimum amount of proceeds required to complete the offering, offering proceeds may be utilized for salaries, offering expenses, and other general corporate expenditures and there may be insufficient funds available, if at all, to implement any of the proposed revisions, business plans, expansions, or acquisitions.

<u>"A limited number of clients account for a material portion of our revenues…"</u>

34. We note your response to Comment 38 and that you have removed the risk factor that we referred to in our comment. Please note that Item 101(h)(4)(vi) of Regulation S-K requires disclosure of the dependence on one of a few major customers. Please restore your risk factor and identify the number of current clients you serve and the services provided. Please note that we are not requesting that you disclose the individual names of your clients.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

35. We acknowledge your response to prior comment 42. Since you did not formally address our comment we reissued our previous comment. Please disclose under this heading the following information related to restricted shares, stock options, warrants and preferred stock issued from June 2008 up until the date of effectiveness of your filing as follows:

- A discussion of significant factors, assumptions, and methodologies used in determining fair value;
- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and
- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

<u>Results of Operations for the six-month period ending June 30, 2009 and June 30, 2008, and for the years ending December 31, 2008 and 2007, page 24</u>

36. We acknowledge your response to prior comments 43 and 44. For comparative purposes, please provide similar disclosures as provided on page 25 for all the periods presented. In addition, please provide the following:

- a discussion of material changes in revenues, gross profit, and operating expenses from period to period, and
- a summary breakdown of cost of sales.

37. We note your response to Comment 45 and your revised disclosure on page 27. We reissue the comment in part. Please expand your disclosure to identify the specific terms, issues, or items being negotiated between management and shareholders regarding potential financing.

<u>Liquidity and Capital Resources, page 26</u>

38. We note your response to Comment 47. We also note your disclosure at page 26 that, as of June 30, 2009, you have current notes payable of $248,564 to a related party and long term liability of $150,000 in notes payable to a related party. These transactions appear to

involve related parties and amounts exceeding the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years terms. Please provide the disclosure required under Item 404(a) in relation to each of these transactions including the name of the related person, the basis on which the person is a related person, and the amount involved in the transaction. Please note the required disclosure in relation to indebtedness required under Item 404(a)(5). In addition, please note that disclosure is required for the two fiscal years preceding your last fiscal year pursuant to Instruction 1 to Item 404.

Please file any related party agreement involving directors, officers, promoters, voting trustees, or security holders named in the registration statement as an exhibit to your filing as required under Item 601(b)(10)(ii)(A) of Regulation S-K.

Other business opportunities, page 33

39. We note your response to Comment 54 and that you have filed this agreement as Exhibit 10.1 to your amendment. Please revise your disclosure to disclose the material terms of this agreement, including payment terms, exclusivity provisions, and term/termination provisions.

Our Management, page 36

40. We note your response to Comment 55. Please revise your description of Mr. Tinsley's background to account for his business activities from 2005 until 2008.

Compensation of Officers and Directors, page 39

41. We note your response to Comment 57. Please revise the footnotes to the Summary Compensation Table to discuss how the restricted shares issued to Mr. Jackson and Ms. Madison were valued for disclosure in the table.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 40

42. We note your response to Comment 60 and reissue the Comment. It appears that you have included the shares owned by Mr. Stone, a shareholder, in your calculation of the aggregate amount owned by executive officers and directors. Please revise your table to aggregate the amount of stock owned by your executive officers and directors as a group pursuant to Item 403(b) of Regulation S-K.

Legal Proceedings, page 42

43. We note your response to Comment 62. Please revise your description of the lawsuit against AMPOII, LLC to quantify the dollar amount alleged to be owed.

Financial Statements

Note 1. Significant Accounting Policies
b. Accounting Method & Revenue Recognition, page F-7

44. We acknowledge your response to prior comment 64. You disclose that you are usually
informed of whether an insurance policy is accepted or denied when the documentation and
the commission check arrives. Please disclose the nature of the documentation received
from insurance companies and the processes that management employs to verify the
accuracy of the documentation received.

45. You disclose that expenses are accrued the same week invoices are received. Revise this
disclosure to include a discussion of how you account for expenses incurred at the end of
the reporting period for which no invoice has been received.

h. Property and Equipment, page F-10

46. We acknowledge your response to prior comment 65. You state that all your furniture and
equipment were fully depreciated by the end of 2007. However you disclose depreciation
expense of $11,112 and $0 for December 31, 2008 and 2007 respectively. Please revise the
filing accordingly.

m. Intangible Assets, page F-11

47. We acknowledge your response to prior comment 66. Under GAAP, depreciation should
be recognized when the property is available and ready for use as opposed to when it is "put
to use". Please revise accordingly or provide us with the accounting literature you are using
to support your accounting basis.

48. You state that a 15 year life is appropriate since under paragraph 11 of SFAS 142 the useful
life of an asset is the period over which the asset is expected to contribute to future cash
flows. However, the valuation report determined that a five year life was most appropriate
since the database is made up of senior citizens and due to uncertainties of medical
insurance reimbursement rates. Please address the following:

- What are the factors that account for the significant difference between the company's
estimate of a 15 year depreciable life and the valuation report's estimate of the most
appropriate useful life of five years for the customer database;
- What are your projected cash flows for the customer database for years 6 through 15;
and

- What is your basis for projecting cash flows in years 6 through 15, if any, given that cash flows beyond the first five years would not be reliable according to the statement on page 4 of the valuation report by Potter & Company.

Note 8. Warrants, page F-15

49. We acknowledge your response to prior comment 67. It does not appear appropriate that the cancellation of the warrants in 2007 would have no accounting impact. Please tell us how you accounted for the warrants issued to non-employees that you subsequently cancelled in 2007. Please cite for us the accounting literature you relied upon to support your accounting.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551- 3627or Gus Rodriguez at (202) 551-3752 if you have questions on the accounting comments, financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or John Krug (202) 551-3862 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew D. Watkins
        Lynch, Cox, Gilman & Mahan, PSC
        500 W. Jefferson St., Suite 2100
        Louisville, Kentucky 40202